Mail Stop 3010

March 4, 2010

Via U.S. Mail and Fax (702) 737-6900
Mr. Eric M. Polis
Treasurer and Principal Financial Officer
ASI Technology Corporation
980 American Pacific Drive, Suite #111
Henderson, Nevada 89014

RE: **ASI Technology Corporation**
Form 10-K for the year ended September 30, 2009
Filed December 22, 2009
File No. 0-06428

Dear Mr. Polis:

We have reviewed your response letter dated February 18, 2010 and have the following additional comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 3. Notes Receivable, page 33

1. Your response to prior comment 1 indicates that the impairment of the notes was based upon an approximation of the fair value of the collateral and that new independent appraisals had been obtained. Your response further indicates that as of the date that your annual report was filed, you had not yet evaluated all factors in addition to the appraisals. Please advise us of the adjustments made by management to the values provided by the independent appraisals, if any, when determining the value to record for the land in the quarterly period ended December 31, 2009.

2. Based on your disclosure in Note 3 on page 7 of your Form 10-Q for the quarter ended December 31, 2009, it appears that you included foreclosure costs of $26,786 in the carrying amount of the land you recorded; please tell us your basis for not expensing these costs and your consideration of FASB ASC 310-40-25-1.

3. We note your response to prior comment 2. Please provide us with the details of the information you obtained on historical transactions and the adjustments you made to determine the fair value of the water rights. Tell us dates and values of the historical transactions that you started with and how you factored illiquidity into your adjustments. Also, tell us how you considered the seniority of your rights in determining the value and clarify if the rights are permitted or certificated.

4. Furthermore, we note that you intend to hold the water rights as an investment and consider them to have an indefinite life. In determining the useful life, please tell us what consideration you gave to the seniority of your rights as well as your ability/intention to put the rights to a beneficial use. Please tell us the cancellation and forfeiture provisions of the water rights to the extent you are not deemed to be putting the water to beneficial use.

Exhibits 31.1 and 31.2

5. We note that your Form 10-K/A for the year ended September 30, 2009, filed in response to prior comment 6, does not include your audited financial statements. An abbreviated amendment may only be filed for the first 10-K containing management's report on internal controls over financial reporting. Please file an amendment to your Form 10-K for the year ended September 30, 2009 containing full Item 9A disclosure as well as the company's financial statements. See Question 246.13 of the Compliance and Disclosure Interpretations on Regulation S-K, which can be found at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, for reference.

Form 10-Q for the quarter ended December 31, 2009

Exhibits 31.1 and 31.2

6. We note that your certifications include the title of the certifying individual in the "I, [identify the certifying individual], certify that" line. Please confirm to us that your officers signed such certifications in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individual from the opening sentence.

Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3782 with any questions.

Sincerely,

Jessica Barberich
Assistant Chief Accountant